SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 --------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           Trico Marine Services, Inc.
                           ---------------------------
                                (Name of Issuer)



                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                    896106101
                                    ---------
                                 (CUSIP Number)



                                February 28, 2005
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |_|  Rule 13d-1(d)


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                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 896106101                                           Page 2 of 6 Pages
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1)     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Gilder, Gagnon, Howe & Co. LLC
       13-3174112
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2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
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3)     SEC USE ONLY


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4)     CITIZENSHIP OR PLACE OF ORGANIZATION

       New York
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                             5)     SOLE VOTING POWER

       NUMBER                       300,000
       OF                  -----------------------------------------------------
       SHARES                6)     SHARED VOTING POWER
       BENEFICIALLY
       OWNED BY                     None
       EACH                -----------------------------------------------------
       REPORTING             7)     SOLE DISPOSITIVE POWER
       PERSON
       WITH                         None
                           -----------------------------------------------------
                             8)     SHARED DISPOSITIVE POWER

                                    2,748,500
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       2,748,500
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10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
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11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       7.4%
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12)    TYPE OF REPORTING PERSON

       BD
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

                                  Schedule 13G

Item 1(a).  Name of Issuer:

Trico Marine Services, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

250 North American Court
Houma, LA 70363

Item 2(a).  Name of Person Filing:

Gilder, Gagnon, Howe & Co. LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

1775 Broadway, 26th Floor
New York, NY  10019

Item 2(c).  Citizenship:

New York

Item 2(d).  Title of Class of Securities:

Common Stock

Item 2(e).  CUSIP Number:

896106101

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   [x]   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   Savings Association as defined in ss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)         Amount beneficially owned:  2,748,500

            (b)         Percent of class:  7.4%

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:  300,000

                        (ii)  Shared power to vote or to direct the vote:  None

                        (iii) Sole power to dispose or to direct the disposition
                              of:  None

                        (iv) Shared power to dispose or to direct the disposition of: 2,748,500

            The shares reported include 2,448,500 shares held in customer accounts over which partners and/or employees of the Reporting Person have discretionary authority to dispose of or direct the disposition of the shares, and 300,000 shares held in the account of the profit-sharing plan of the Reporting Person ("the Profit-Sharing Plan").

Item 5.     Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

The owners of the accounts (including the Profit-Sharing Plan) in which the shares reported on this Schedule are held have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.     Identification and Classification of Members of the Group.

Not applicable

Item 9.     Notice of Dissolution of Group.

Not applicable

Item 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE
                                    ---------


            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                      March 10, 2005
                                     ----------------------------
                                          Date


                                      /s/ Walter Weadock
                                     ----------------------------
                                          Signature


                                      Walter Weadock, Member
                                     ----------------------------
                                          Name/Title